UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Name of Subject Company)

AMÉRICA MÓVIL, S.A.B. de C.V.

(Offeror)

Series L Shares, without par value,

American Depositary Shares, each of which represents 20 Series L Shares,

Series A Shares, without par value, and

American Depositary Shares, each of which represents 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 (American Depositary Shares)

N/A (Series A Shares)

879403400 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Lago Zurich 245

Colonia Granada Ampliación

Plaza Carso / Edificio Telcel

11529 México, D.F., México

Telephone: (5255) 2581-4449

with copies to

Nicolas Grabar, Esq.

Daniel Sternberg, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Neither América Móvil, S.A.B. de C.V. (“América Móvil”) nor any of its affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, América Móvil will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials, as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. Shareholders of Teléfonos de México, S.A.B. de C.V. (“Telmex”) may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov.

While the offer will be made to holders of Telmex shares, including holders of shares represented by American Depositary Shares, the offer will not be made or directed to, nor will deposits of Telmex shares be accepted from or on behalf of, holders of Telmex shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, América Móvil may, in its sole discretion, take such action as it may deem necessary to extend the offer in any such jurisdiction.

On October 10, 2011, América Móvil issued a press release announcing that it had received authorization from the Mexican securities regulator to commence its previously announced tender offer for all of the outstanding shares of capital stock of all classes of Telmex that are not already owned, directly or indirectly, by América Móvil.

ITEM 12.	EXHIBITS.

(a)(i)	América Móvil’s press release, issued on October 10, 2011.

EXHIBIT INDEX

(a)(i)	América Móvil’s press release, issued on October 10, 2011.

3